EXHIBIT 4.4

Description of Securities Registered Under Section 12
of the Securities Exchange Act of 1934, as amended

As of December 31, 2019, the only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by The York Water Company (the “Company,” “York,” “we,” “us,” and “our”) was our common stock, without par value.
Description of Capital Stock
The following description of our capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, which is an exhibit to our Current Report on Form 8‑K filed with the Securities and Exchange Commission on May 4, 2010, and our Amended and Restated By‑laws, which is an exhibit to our Current Report on Form 8‑K filed with the Securities and Exchange Commission on January 26, 2012, each of which is incorporated by reference herein. We encourage you to read our articles, our by-laws and the applicable provisions of the Pennsylvania Business Corporation Law of 1988, as amended, for additional information.
Authorized Capital Stock
Our authorized capital stock consists of 47,000,000 shares, of which 46,500,000 shares are common stock and 500,000 shares are preferred stock, each without par value.
Common Stock
Voting Rights
Each share of common stock entitles the holder to one vote on each matter presented at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting. Cumulative voting in an election of directors is not permitted under our articles of incorporation. Pursuant to our by-laws, our Board of Directors consists of at least eight and not more than twelve directors, with three separate classes of directors and with each such class elected every three years to a staggered three-year term of office. As a result of this classification, a greater number of votes are required to elect a director than if the entire Board of Directors were elected at the same time, thus making it more difficult for shareholders to obtain board representation in proportion to their shareholdings.
Dividends
All shares of common stock are entitled to participate pro rata in any dividends declared by our Board of Directors out of funds legally available therefor. Subject to the prior rights of creditors and of any shares of preferred stock which may be outstanding, all shares of common stock are entitled in the event of liquidation to participate ratably in the distribution of all our remaining assets.
Certain of our trust indentures and agreements relating to our outstanding indebtedness impose restrictions on the payment of dividends. In general, these restrictive provisions prohibit the payment of dividends on our common stock when cumulative dividend payments, over a specified period of time, exceed cumulative net income, over the same period, plus, in certain cases, a specified base amount. In view of our historic net income, management believes that these contractual provisions should not have any direct, adverse impact on the dividends we pay on our common stock. Notwithstanding these contractual provisions, our Board of Directors periodically considers a variety of factors in evaluating our common stock dividend rate. The continued maintenance of the current common stock dividend rate will be dependent upon (i) our success in financing future capital expenditures through debt and equity issuances, (ii) our success in obtaining future rate increases from the Pennsylvania Public Utility Commission (the “PPUC”), (iii) future interest rates, and (iv) other events or circumstances which could have an effect on operating results.

Preferred Stock
We also have 500,000 shares of preferred stock authorized, which our Board of Directors has discretion to issue in such series and with such preferences and rights as it may designate. Such preferences and rights may be superior to those of the holders of common stock. For example, the holders of preferred stock may be given a preference in payment upon our liquidation, or for the payment or accumulation of dividends before any distributions are made to the holders of common stock. No shares of the preferred stock have been issued.
Anti-Takeover Provisions
Pennsylvania State Law Provisions
We are subject to various anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”) Generally, these provisions are triggered if any person or group acquires, or discloses intent to acquire, 20% or more of a corporation’s voting power, unless the acquisition is under a registered firm commitment underwriting or, in certain cases, approved by the board of directors. These provisions:
•	provide the other shareholders of the corporation with certain rights against the acquiring group or person;
•	prohibit the corporation from engaging in a broad range of business combinations with the acquiring group or person; and
•	restrict the voting and other rights of the acquiring group or person.
In addition, as permitted by Pennsylvania law, an amendment to our articles of incorporation or other corporate action that is approved by shareholders may provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. For example, an amendment to our articles of incorporation or other corporate action may provide that shares of common stock held by designated shareholders of record must be cashed out at a price determined by the corporation, subject to applicable dissenters’ rights.
Preferred Stock
The issuance of shares of preferred stock, while potentially providing desirable flexibility in connection with raising capital for our needs and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.
Bylaw Provisions
Certain provisions of by-laws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire our business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for us on terms, which some shareholders might favor.
Our by-laws require our Board of Directors to be divided into three classes that serve staggered three-year terms.  When a board is staggered, hostile bidders must win more than one proxy fight at successive shareholder meetings in order to exercise control of the board of the target.
The by-laws also require that any shareholder intending to nominate a candidate for election as a director must give written notice of the nomination, containing certain specified information, to our secretary not later than 90 days nor earlier than 120 days in advance of the meeting at which the election is to be held.

Pennsylvania Public Utility Commission Provisions
The Pennsylvania Public Utility Commission, or PPUC, has jurisdiction over a change in control of us or the acquisition of us by a third party. The PPUC approval process can be lengthy and may deter a potentially interested purchaser from attempting to acquire a controlling interest in us.
Miscellaneous
There are no preemptive rights, sinking fund provisions, conversion rights or redemption provisions applicable to the common stock. Holders of fully paid shares of common stock are not subject to any liability for further calls or assessments.
Exchange Listing
Our common stock is listed on The NASDAQ Global Select Market System under the trading symbol “YORW.”
Transfer Agent and Registrar
The Transfer Agent and Registrar for the common stock is Broadridge Corporate Issuer Solutions, Inc, PO Box 1342, Brentwood, NY 11717.